Exhibit 99.1

Aurora Cannabis Receives Health Canada Licensing of Aurora Sky and MedReleaf Bradford

Sky and Bradford Facilities Combine for Over 128,000 kg per Year Production Capacity

TSX | NYSE: ACB

EDMONTON, Feb. 25, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) today announced that both its Aurora Sky and MedReleaf Bradford facilities are now fully licensed by Health Canada for the production and sale of cannabis and cannabis derivative products.

"The rapid scale-up of our production capacity - with our Sky and Bradford facilities specifically adding over 128,000 kg per year in capacity - is resulting in significant increases in product availability across our domestic medical and consumer, as well as our international market segments, over the coming months," said Terry Booth, CEO of Aurora. "Current production at Aurora Sky, with recent harvests exceeding target yields, validates our production philosophy and our investment in high-tech, highly automated facilities. MedReleaf Bradford employs best practices identified during the integration of the Aurora and MedReleaf organizations, and is consistently delivering exceptional yields and high-quality product that has resonated well in both the medical and consumer markets."

Aurora Sky

Located at the Edmonton International Airport in Alberta, Aurora Sky is the Company's first "Sky Class" facility. Aurora Sky is designed to deliver high quality, consistent and highly cost-efficient cannabis cultivation. At 800,000 square foot, the facility delivers massive scale, incorporates state-of-the-art technology, and leverages a high degree of automation to deliver target production costs of well below one dollar per gram. With the entire facility's cultivation space now licensed by Health Canada, the Company anticipates the facility to be fully planted in March 2019, with the full impact of product available for sale to be realized by the end of June 2019.

MedReleaf Bradford

Located in Ontario, MedReleaf Bradford is a 210,000 square foot high-tech production facility built to EU GMP specifications which features 17 independently climate-controlled grow rooms. Designed for large scale, hang-dried, hand-manicured production, 13 of the flower rooms are currently in production to service the consumer and medical markets. With the facility's cultivation space now completely licensed, Aurora anticipates the facility to be fully planted by early April 2019, reflecting a production capacity of 28,000 kg of high-quality cannabis per annum.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 23 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com
Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the cost per gram of cannabis production, the capacity of production per year, and the time frame for the facilities to be fully planted. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 25-FEB-19